UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Ardent Health Partners, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03980N107
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 03980N107	SCHEDULE 13G	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
77,246,499

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
77,246,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,246,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
54.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 03980N107	SCHEDULE 13G	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
EGI-AM Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
77,246,499

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
77,246,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,246,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
54.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 03980N107	SCHEDULE 13G	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
EGI-AM Investor, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
77,246,499

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
77,246,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,246,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
54.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 03980N107	SCHEDULE 13G	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

Ardent Health Partners, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

340 Seven Springs Way, Suite 100, Brentwood, Tennessee 37027

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Chai Trust Company, LLC (“Chai Trust”), EGI-AM Investments, L.L.C. (“EGI-AM Investments”) and EGI-AM Investor, L.L.C. (“EGI-AM Investor” and, together with Chai Trust and EGI-AM Investments, the “Reporting Persons”).

This Statement relates to the shares of Common Stock (as defined herein) held directly by EGI-AM Investments.  EGI-AM Investor is the manager of EGI-AM Investments, and Chai Trust is the managing member of EGI-AM Investor.  In such capacities, each of EGI-AM Investor and Chai Trust may be deemed to indirectly beneficially own the shares of Common Stock held directly by EGI-AM Investments.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606

Item 2(c).	Citizenship:

Chai Trust is an Illinois limited liability company.
EGI-AM Investments is a Delaware limited liability company.
EGI-AM Investor is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

03980N107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of 77,246,499 shares of Common Stock held directly by EGI-AM Investments.

Item 4(b)	Percent of Class:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 54.1% of shares of Common Stock outstanding.  The beneficial ownership percentage reported herein was calculated in accordance with Rule 13d-3(d)(1)(i) and is based on 142,763,328 shares of Common Stock outstanding as of August 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	77,246,499
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	77,246,499

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP No. 03980N107	SCHEDULE 13G	Page 6 of 9 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 03980N107	SCHEDULE 13G	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

	By:	/s/ Joseph Miron
Joseph Miron
Chief Legal Officer

EGI-AM INVESTMENTS, L.L.C.

	By:	/s/ Joseph Miron
Joseph Miron
Vice President

EGI-AM INVESTOR, L.L.C.

	By:	/s/ Joseph Miron
Joseph Miron
Vice President

November 14, 2024

CUSIP No. 03980N107	SCHEDULE 13G	Page 8 of 9 Pages
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

CUSIP No. 03980N107	SCHEDULE 13G	Page 9 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Ardent Health Partners, Inc. dated as of November 14, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CHAI TRUST COMPANY, LLC

	By:	/s/ Joseph Miron
Joseph Miron
Chief Legal Officer

EGI-AM INVESTMENTS, L.L.C.

	By:	/s/ Joseph Miron
Joseph Miron
Vice President

EGI-AM INVESTOR, L.L.C.

	By:	/s/ Joseph Miron
Joseph Miron
Vice President

November 14, 2024